                                AMENDMENT NO. 2


                                 FORM 10-SB/A



            GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
          SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                 ECO-Rx, Inc.
            (Exact name of registrant as specified in its charter)


                                    Florida
                           (State of Incorporation)


                                  65-0569329
                     (IRS Employer Identification Number)


          2051 Northeast 191 Drive, North Miami Beach, Florida 33179
                   (Address of Principal Executive Offices)


                                (305) 937-1862
             (Registrant's Telephone Number, Including Area Code)


       Securities to be Registered Pursuant to Section 12(b) of the Act:
                     Title of each class to be registered
                                     NONE

             Name of each exchange on each class to be registered
                                NOT APPLICABLE


     Securities to be Registered Pursuant to Section 12(g)(1) of the Act:
                    Common Stock, $.001 par value per share
                               (Title of Class)

                                 ECO-Rx, Inc.

                                AMENDMENT NO. 2

                                 FORM 10-SB/A
                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                               Table of Contents

                                    Part I

Item 1. Description of Business............................................   4

Item 2. Management's Discussion and Analysis or Plan of Operation..........  10

Item 3. Description of Property............................................  15

Item 4. Security Ownership of Certain Beneficial Owners and  Management....  16

Item 5. Directors, Executive Officers, Promoters and Control Persons.......  17

Item 6. Executive Compensation.............................................  18

Item 7. Certain Relationships and Related Transactions.....................  19

Item 8. Description of Securities..........................................  19

                                    Part II

Item 1. Market Price of and Dividends on the Registrant's
               Common Equity and Other Shareholder Matters.................  21

Item 2. Legal Proceedings..................................................  22

Item 3. Changes in and Disagreements with Accountants......................  22

Item 4. Recent Sales of Unregistered Securities............................  22

Item 5. Indemnification of Directors and Officers..........................  23

                                   Part F/S

Financial Statements.......................................................  29

                                   Part III

Item 1. Index to Exhibits..................................................  65

Item 2. Description of Exhibits............................................  65

Signatures.................................................................  66

          This Registration Statement contains certain forward-looking statements, including statements regarding (i) the Registrant's research and development plans, marketing plans, capital and operations expenditures, and results of operations; (ii) potential financing arrangements; (iii) potential utility and acceptance of the Registrant's existing and proposed products; and
(iv) the need for, and availability of, additional financing.

          The forward-looking statements included herein are based on current expectations and involve a number of risks and uncertainties. These forward-looking statements are based on assumptions regarding the Registrant's business which involve judgments with respect to, among other things, future economic and competitive conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Registrant. Although the Registrant believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, actual results may differ materially from those set forth in the forward-looking statements.

                                    PART I

Item 1. Description of Business

History and Development of the Company

The Company
-----------

          ECO-Rx, Inc. (the "Company") was originally incorporated as Eco-Aire Company, Inc. in the State of Florida on February 27, 1995. The Company changed its name to ECO-Rx, Inc. on July 27, 1999. The Company is engaged in the business of developing, manufacturing and marketing air purification systems for use by both the general public and commercial consumers. The Company has been in the development stage since its incorporation. The Company's mission is to pioneer the technology, design and manufacturing of air purification equipment for the destruction of pathogens and for the efficient and effective removal of some odors, allergy and asthma causing agents, pollutants and certain gasses from indoor air environments.

          The Company's air purification system is unique and protected under patent application. The system employed in the air purification process utilizes state of the art technology which allows the Company to offer a product that eliminates fungus, spores, germs, and other allergens from the air without the use of conventional filter systems. At present, there is one configuration offered by the Company: a portable system that can be mounted on a wall, sit on a floor stand, or be placed on a shelf. The Company believes its system is superior to any air purification system available in the marketplace today. Its applications range from household use for removal of germs, some odors and allergens from the air, to commercial applications that include the possibility of removing all germs and some noxious odors from aircraft while in flight, eliminating smoking odors from vehicles, removing germs, some odors, and allergens from hospital and other medical environments.

          Over the past four years, the Company has engaged the following independent testing laboratories which have verified the performance of its air purification system: (a) 1995 test by Allergy and Indoor Air Quality Lab, Inc., McAllen, Texas, testing the original prototype unit in an office and garage over a period of days to determine if the unit would successfully reduce the microbial population in "real world" situations where the testing rooms were relatively closed to activities; (b) continued first prototype testing in 1996 by Applied Consumer Services, Inc., Hialeah Gardens, Florida; (c) 1996 test by Allergy and Indoor Air Quality Lab, Inc., McAllen, Texas, of prototype units in a series of nursing homes to evaluate the potential to reduce microbial populations in "real world" situations where air conditioning remained on and rooms were not sealed; (d) 1997 test by Applied Consumer Services, Inc., Hialeah Gardens, Florida, on different pathogens to determine kill results under various conditions; (e) testing in 1998 by Intertek Testing Laboratory (ETL Testing Laboratories), Cortland, New York, of the effectiveness of the prototype on various pathogens; and (f) similar testing in 1998 by Northeast Laboratories, Inc., Connecticut. In these last two laboratory tests, the Company's system eliminated substantially all of the tested pathogens and molds. In addition, the Company has placed prototype units in commercial facilities to test the concept in actual working environments. The test sites included doctors' offices, banks, kennels, "drive-up" windows with pneumatic tubes, homes, warehouse offices and cigar lounges. Acceptance of the units was overwhelmingly positive. Due to the effectiveness of the units, operators at the test sites asked to keep the units at the end of the in-field tests, indicating their satisfaction with the units. The Company receives no revenues from the prototype units. The units were placed in working environments with the understanding with the users that the Company would incorporate their comments in the final production version of the units, and that when production units were available for purchase that the Company would take back the prototype units, if they had not already been returned, and then, if requested to do so by the users, the Company would ship the users the production units and bill them at that time for the production units. The Company's financial statements will not be affected when it abandons the prototype units since they have all been fully expensed.

Management
----------

          The Company's management team consists of Jerrold M. Nelson, Chairman of the Board, President and Chief Executive Officer, Gary Arnold, Vice Chairman, Joseph M. Peiken, Vice President and Chief Financial Officer, and Roger A. Nelsen, Vice President/Sales and Marketing.

          Jerrold M. Nelson, Chairman of the Board, President and Chief Executive Officer. Mr. Nelson has over 27 years of experience in the health care industry. He has worked for a number of major firms, including Bionomics, OBI Corporation, and Tuttnauer. He is a former Vice President of Sales for the Singer Corporation. Mr. Nelson is presently undergoing chemotherapy for leukemia, and the prognosis for his recovery is unknown.

          Gary Arnold, Vice Chairman. Dr. Arnold has served as an officer and a board member of the Company since June 1998. He has been CEO of Windhorse Corporation, an organizational consulting company. Prior to his service with Windhorse, Dr. Arnold was CEO of International Commercial Collections at Cook, Arnold and Associates in New Orleans.

          Joseph M. Peiken, Vice President and Chief Financial Officer. Mr. Peiken was a certified public accountant and a former Partner of the accounting firm of Pannell Kerr Foster; however, his accounting license is no longer active.

          Roger A. Nelsen, Vice President/Sales and Marketing. Mr. Nelsen is the founder of Nelsen & Associates, a manufacturing representative organization specializing in the medical products and health care industry. Before founding Nelsen & Associates , Mr. Nelsen held various positions with Johnson & Johnson and Everest & Jennings.

Air Purification Product
------------------------

          The Company's technology uses two basic concepts of sterilization, Ultraviolet Radiation and Ozone Gas, to destroy airborne bacteria, viruses, spores and mold. In addition, the Ozone will oxidize some organic odors. Both components are contained in a closed housing (the "cartridge") which encompasses a powerful Energy Cell in which the ultraviolet radiation and ozone continually function. There is no danger involved in exposure to either the machine or the environment it creates. The system generates different wavelengths of energy along the air stream within the cartridge. High levels of ozone are created first and mixed in turbulent fashion with the incoming air. As the air travels through the cartridge, it comes in contact with ultraviolet radiation. As the air stream nears the exit of the cartridge, the ozone gas has been reduced and the air stream emitted contains ozone that is well below (60% below) the levels recommended by OSHA and the EPA. In addition, in the laboratory tests conducted in 1998 by Intertek Testing Laboratory and Northeast Laboratories the air stream was substantially free of the tested pathogens and molds.

          The Company has submitted five patent applications to the United States Patent and Trademark Office ("USPTO") for its proprietary technology. In addition, five corresponding international patent applications are pending. The first applications (U.S. and international) were filed in 1997, followed by three applications in 1998 and one application in 1999. Of the U.S. applications, to date only one application has received a response from the USPTO. While the USPTO did find prior air purification systems using ozone, none of the prior art used the Company's cartridge concept or its sleeve concept. For that reason, the Company is confident that it will obtain meaningful patent protection. Since there is no regulatory schedule dictating when USPTO examiners must act on applications and on responses filed by applicants, and since the Company has no control over when such actions will be taken, the Company cannot predict when patents will be issued on the pending applications. Although issuance of the official patents will certainly be helpful to the Company's marketing efforts by allowing the Company to represent that its technology is proprietary and has patent protection, the Company does not believe its receipt of the final patents is or will be material to the Company's financial results or results of operations. The Company believes it will be able to market the Eco-Rx system, even without patent protection, since the Company's research has disclosed no other system on the market which uses the Company's cartridge or sleeve concepts. The Company believes these improvements in its system over existing systems will enable the Company to compete effectively in the marketplace.

          The Cartridge
          -------------

          The most fundamental element of the Eco-Rx product is the proprietary replacement cartridge. It provides a safe, simple way for the end user to maintain the unit. The user never comes in contact with the lamp because it resides inside the sealed cartridge. This disposable cartridge holds the "killing chamber" for the unit. Since the "killing chamber" is, in essence, the key to the unit, the Company will attempt to market the cartridges with an "Eco-Rx Inside" trademark. Since the cartridge must be replaced annually, the "Eco-Rx Inside" will assist the user in identifying the appropriate replacement. As the number of installed units grows, the Company should be able to generate an ongoing revenue stream which will be driven by the demand for replacement cartridges. In addition to seeking patent protection for its technology, which must be used by any supplier of cartridges for use in the Company's system, the Company will seek separate patent protection for its cartridge.

          The lamp contained within the Eco-Rx cartridge has a one year life. The Company is developing a unique base for the lamp, which it intends to patent.

Air Cleaner Market
------------------

          Over the past decade, indoor air quality ("IAQ") has become one of the key environmental issues in the U.S. In 1995, the EPA declared poor IAQ as one of the top five health risks, based on the growing body of scientific research supporting the conclusion that air inside homes and other buildings can be more seriously polluted than outdoor air. The World Health Organization estimates that 30% of all new buildings worldwide will suffer from poor IAQ. As people are spending approximately 90% of their time indoors, the health risk from poor IAQ is significant, and continues to grow. Estimates suggest that more people die each year from causes attributable to particulate air pollution than are killed in car accidents.

          There is a wide variety of health effects from poor IAQ, ranging from increased incidence of asthma and allergic illnesses to Sick Building Syndrome
(SBS) and Building Related Illness (BRI). The incidence of asthma has grown by more than 65% in the past fifteen years. The economic impact of poor IAQ is staggering. Studies from the American Lung Association and the International Journal of Indoor Air Quality have estimated that poor IAQ is costing American business between $30 and $170 billion dollars annually in lost employee productivity due to sickness, absenteeism and diminished job performance.

          There are several factors that are influencing the continued increase in health risk from poor IAQ. First, energy conservation measures from the 1970's have created tighter buildings. This has both reduced the number of air exchanges inside buildings (outside air getting inside) and also increased moisture build-up inside, which facilitates microorganism growth. Secondly, the use of heat pumps, which recycle indoor air, have further reduced the amount of outside "fresh" air being introduced into buildings and have helped increase the concentration of airborne particulates and microorganisms. Thirdly, reduced preventative maintenance on HVAC systems and reduced housekeeping has also increased the levels of airborne contaminants. Finally, the newer building materials being used in construction have been causing an increase in volatile organic compounds (VOC's) found in the air. It is important to note that these trends are not expected to change in the future, suggesting there will be a continually increasing demand for products that improve the quality of indoor air.

Tuberculosis
------------

          Tuberculosis is again a growing worldwide medical concern, with the number of cases increasing in recent years at an alarming rate. In 1990 there were an estimated 7.5 million cases worldwide and an estimated 2.5 million deaths from the disease. Documentation exists to substantiate the fact that health care workers and airline passengers are at a high risk to contract this airborne disease. In 1996 the World Health Organization (WHO) said that 3.8 million new cases were reported but estimated that nearly eight million cases might have occurred worldwide. In 1998 the Center for Disease Control (CDC) reported approximately 8 million new cases and 2 million deaths.

          A major cause for the spread of the disease is that it is widespread in Russia and third world countries. Airlines have made this a much "smaller" world and, coupled with the population as mobile as it is today and aircraft recirculating its air more than ever, the disease is spreading once again. The Company's machine can be installed in almost any environment and smaller versions, when developed, will be capable of operating on low voltage systems, which will enhance marketability to the transportation industry in addition to normal facility uses.

Small Particulate Filter
------------------------

          Almost without exception all existing air treatment systems available in the marketplace today use expensive replaceable filters. The "high end" of this filter technique is the High-Efficiency-Particulate Air Filter (HEPA) system. This system requires regular maintenance and, if used in an environment where airborne germs exist, must be disposed of under the guidelines of infectious waste, referred to as "red bag" waste. All germs entering the ECO-Rx machine are oxidized leaving nothing dangerous for disposal. Eco-Rx eliminates the problem, while conventional systems concentrate it. Eco-Rx has a small particulate filter to catch "sterile dust" particulates that could remain. In laboratory testing, over two-thirds of that particulate was destroyed. The particulate filter will trap the remaining "sterile dust" particulate. Additional filters will come with the replacement cartridges.

Manufacturing/Assembly
----------------------

          Eco-Rx plans to establish its own assembly capability. The intention is to work with a contract manufacturer, who can also provide assistance during the final design, engineering and tooling phases of product development.

Future Applications
-------------------

          In future applications the Company will expand the use of the Eco-Rx technology by designing applications in water purification, food sterilization and use in other medical and home health care products.

Design and Consulting Agreement
-------------------------------

          During 1997, the Company entered into a design and consulting services agreement with Fitch, Inc. of Columbus, Ohio ("Fitch"). The Company agreed to pay Fitch a royalty of $1 for each unit sold. The royalty period is fifty years, commencing on the date of the Company's first sale. The agreement covers all sales of the original product made by the Company to any customer introduced to the Company by Fitch. Royalties are not due to Fitch for sales to any company or potential customer already known to the Company or obtained by the Company through its own efforts and not by Fitch. Those companies and customers for which royalties will not be paid are required to be identified in a "Disclaimer Notice" from the Company to Fitch.

Competition
-----------

          The Company has made comparisons of competitive air masking and filtration products to determine the extent to which they achieve their advertising claims. Based upon these comparisons, the Company does not believe there is any existing product that can provide safe, effective operation and still deliver high levels of purification against four forms of airborne contaminants (molds, spores, viruses and airborne bacteria). At one end of the product spectrum, the market includes the replaceable air freshening devices found in restrooms that are intended to mask lavatory and other odors. While masking odors, these products are not capable of attacking the source of the odor. The products also require frequent and costly replacement.

          Awareness of the effects of poor IAQ continues to grow and will drive customer's to look for more efficacious products. The Company believes that companies, currently supplying masking products to commercial accounts, will be looking for additional products to sell and new sources of on-going revenue. The Company believes its Eco-Rx product represents a significant opportunity to distributors, due to on-going replacement cartridge sales volume into a growing installed user base.

          The predominant air cleansing product forms are HEPA type air cleaners and filtration devices built into HVAC systems. Filtration products have some effectiveness against airborne particulates, but they do little to combat odors or pollutants like smoke, bacteria and viruses. Many of these filtering systems are out-of-date. They all require regular filter replacement and maintenance, which ultimately impacts their level of effectiveness. Filters connected to central HVAC systems represent significant sales potential because of the sizable installed base of such systems.

          At the other end of the spectrum are custom-designed air purification devices, which include large freestanding germicidal UV or ozone generating machines. These machines, which represent a very small portion of the market, are expensive (from $1,000 to $10,000 per unit). Since design and technology of custom units exposes the environment to the UV radiation or ozone, to be effective either (1) they require evacuation to run safely at high concentrations of contaminants or (2) their performance against airborne contaminants is relatively poor.

Employees
---------

          The Company has four full-time employees. The Company retains the services of Jerrold M. Nelson, Gary Arnold, Joseph M. Peiken and Roger A. Nelsen on a full time basis. While these employees are not currently salaried, during 1998 the Company entered into agreements with each of them for consulting services which were paid during 1998 through the settlement of loans made to these employees during 1996 and 1997. See Item 7 of this Part I. While the Company has no formal or informal agreements with any of its employees for compensation, the Company's four full-time employees will be paid for future services when funds are available. In addition, the Board of Directors of the Company, in its discretion, may pay bonuses to the four employees in amounts to be determined by the Board after the Board determines that funds are reasonably available to the Company for such purpose. No employee has any agreement, written or oral, which would require the payment of any compensation to the employee for any services rendered to the Company during 1998 or 1999, or during 2000. It is anticipated that deferred and continuing salaries will be paid to the four employees after the Board determines that funds are reasonably available to the Company for such purpose, and not before such determination.

Item 2. Management's Discussion and Analysis or Plan of Operation

          The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Registration Statement.

Plan of Operations
------------------

          The Company has been in the development stage since its incorporation in the State of Florida on February 27, 1995. The Company's mission is to pioneer the technology, design and manufacturing of air purification equipment for the destruction of pathogens and for the efficient and effective removal of odors, allergy and asthma causing agents, pollutants and certain gases from indoor air environments. The Company has a wholly owned subsidiary, Eco-Aire Marketing, Inc., which is inactive.

          Although the Company is in its development stage and does not have sophisticated computer equipment, its principal corporate computer is new and is Year 2000 compliant. The accounting software which will be used by the Company is Year 2000 compliant, and its word processing software and spreadsheet software are Year 2000 compliant. There is no anticipated remediation, and no future cost is anticipated for Year 2000 compliance.

          The Company remains a development stage company with no revenues and substantial general and administrative expenses. The Company's cash has been provided from its capital placement/stock sales activities. All stock sales have been conducted on a private basis, and all financing has come from the stock sales and from loans from shareholders. The notes payable by the Company to stockholders and others at September 30, 1999 are as follows:

Notes Payable to Stockholders
-----------------------------

David Mack           Note accruing interest at 10%; all unpaid interest and                $100,000
                     principal became due during June 1998, and is personally
                     guaranteed by Jerrold M. Nelson, Joseph M. Peiken and
                     Theodore M. Shlisky, three of the Company's stockholders.  As of December 31, 1998, this note was payable on demand and was accruing interest at the default rate of 18%.  Mr. Mack was paid  $5,000 in interest during February 2000 to extend the note, that is now payable upon demand.

David Mack           Unsecured loan, interest accruing at 8.75% payable annually             80,000
                     commencing December 1996.  The loan became due in December
                     1998.  As of December 31, 1998, this note was accruing
                     interest at the default rate of 18%. In consideration of the
                     $5,000 payment described above, Mr. Mack agreed to extend
                     this note, that  is now payable upon demand.

Virginia Levitt      Various unsecured loans, interest accruing at 15%, with                 50,000
Eddie Levitt         maturity dates ranging from January 31, 1999 to March 12,
Morris Levitt        1999.  These notes were renewed and now have maturity dates
Alan Douglas         ranging from June 30, 2000 to July 31, 2000.

Eddie Levitt         Unsecured, bearing interest at 15%, due on demand.                      20,000
Jerrold M. Nelson                                                                         _________
Dan Glaviano                                                                                250,000

Notes Payable to Others
-----------------------

Rozel International  Unsecured, bearing interest at 12%.  This note matured on              100,000
  Holdings           December 31, 1999.   The holder of this note was paid $50,000
                     in February 2000 and the note is currently in default.  The
                     Company plans to pay the balance of this note from the
                     proceeds of future borrowings.  Since the Company cannot
                     arrange for its own credit at this time, any such borrowings will likely require the guarantees of the Company's
                     principals.

                                                                                          _________
                     Total:                                                                $350,000
                                                                                           ========


          The Company's plan of business is more particularly described in Item 1 of this Registration Statement under the caption "Description of Business." The information which follows is a narrative description of the Company's plan of operation for the next 12 months, anticipated product research and development for the next 12 months, planned capital expenditures for the next 12 months, and the Company's results of operations, liquidity and capital resources.

Plan of Operation for the Next 12 Months
----------------------------------------

          Following is the Company's plan of operation for the next 12 months:

          . Complete the design of four air purification units; two small room units, as well as one each for medium and larger rooms, and have them tested at an independent laboratory to insure that they meet the Company's requirements;

          . Have the production molds for manufacturing the units designed and built;

          . Commence the work necessary to submit the finished unit for a 510-K medical device rating from the Food and Drug
               Administration;

          . Ascertain that the Company's patent applications comply with the final design criteria;

          .    Finalize the list of suppliers;

          . Acquire and inventory the component parts that the Company does not intend to manufacture;

          .    Design and print sales materials and packaging materials;

          .    Sell and ship finished products;

          .    Fill in product line with additional air purification products;

          .    Begin development and design of new products; and

          .    Pursue licensing agreements for the Company's technology.

Product Research and Development for the Next 12 Months
-------------------------------------------------------

          Over the next 12 months, the Company anticipates its product research and development will be for (a) air purification products for automobiles and trucks and home central air conditioning systems, and (b) water purification applications utilizing the technology.

Expenditures for the Next 12 Months
-----------------------------------

          The Company anticipates that its expenditures over the next 12 months will total approximately $1,093,000, excluding the cost of production molds which the Company presently anticipates will be separately financed. This sum is comprised of the following:

               Repay or restructure loans            $  250,000
               Payment towards reductions
                 of accounts payable and accruals       100,000
               Working capital                          100,000
               Build out of offices and factory          30,000
               Equipment                                  5,000
               Engineering                               15,000
               Acquire parts and supplies               150,000
               General and Administrative               393,000
               Packaging                                 25,000
               Printing and brochures                    25,000
                                                     ----------
                                                     $1,093,000


          To fund these expenditures, the Company intends to raise approximately $200,000 by selling its subsidiary, and approximately $900,000 in a nonpublic offering to accredited investors only, for a total of $1,100,000.

Results of Operations
---------------------

          The Company had no revenues from its date of organization (February 27, 1995) through September 30, 1999. It did have Interest Income of $8,227 and Other Income of $50,000. The $50,000 in Other Income, received by the Company during the year ended December 31, 1998, was a good faith payment received by the Company from Sunbeam while an agreement was being negotiated. Subsequently the parties failed to enter an agreement and the Company was entitled to retain the fee it had received from Sunbeam. The Company had no revenues for the nine months ended September 30, 1999. The Company had a net loss of $150,594 for the nine months ended September 30, 1999, a net loss of $464,711 for the nine months ended September 30, 1998, and a net loss of $1,851,613 from February 27, 1995, the date of inception through September 30, 1999. As of September 30, 1999, current liabilities exceeded current assets by $586,855.

          The Company's general and administrative expenses totaled $127,185 and $483,033 for the nine months ended September 30, 1999 and 1998, respectively, $728,382 for the year ended December 31, 1998, and $1,324,002 from inception through September 30, 1999. General and administrative expenses include telephone, travel, legal fees (including patent fees and legal fees related to patent applications), testing expenses, insurance expenses and consulting fees. While telephone expenses have been fairly consistent over the reported periods, legal fees, travel expenses and testing expenses have varied considerably over the reported periods. For example, legal and accounting fees totaled $27,035 in 1996, $70,780 in 1997 and $164,494 in 1998, due to the increasing expenses in 1997 and 1998 relating to the Company's patent applications. During 1998, the increase in the Company's general and administrative expenses was also due to consulting fees of $205,587 which were paid to officer shareholders, compared to none in 1997, as a result of canceling loans from these individuals. In addition, $61,061 was paid to these individuals which was recorded as consulting expense during 1998. Further, $25,001 was paid to another shareholder and charged to consulting expense during 1998. In total, $291,649 was paid to related parties as consulting expense during the year ended December 31, 1998. Legal expenses incurred in 1998 and 1999 are not recurring. Testing expenses and certain patent expenses are also not recurring.

          During the year ended December 31, 1997, the Company incurred a charge of $384,917 for the abandonment of property. This charge resulted from the Company's closing of a factory which had been established by the Company in Bohemia, New York. The manufacturing facility was closed because management determined that neither the factory nor the product then being produced was technically or economically viable. The total charge of $384,917 for the year ended December 31, 1997 consisted of the following: (a) tools and large materials shearing, bending and punching equipment totaling $34,347, net of the selling price of $16,000; (b) leasehold improvements of $1,994; (c) design and development costs for the discontinued product of $120,000; (d) abandonment of machines out for testing and components, inventory of metal and other supplies, totaling $176,597; and (e) prepaid advertising, brochures and packing supplies totaling $51,979. All of the foregoing charges were cash items, with the exception of charges included in the above amounts which related to the unpaid portion of the equipment lease obligation. The lease obligation is recorded as a liability on the Company's balance sheet and payments of $868 per month are due through February 2002. The balance of the lease was $32,991 and $29,373 at December 31, 1998 and September 30, 1999, respectively. The reduction in the amount is due to monthly payments.

          Management does not believe that the Company will develop any material revenues until the Company is able to license its technology or sell and distribute its products. Management is presently involved in preliminary negotiations for a licensing agreement which, if successfully completed, may result in substantial profits to the Company. No assurances can be given, however, that such negotiations will be successful. Until the Company is able to arrange licensing agreements or sell its own products, it must depend upon continued private sales of its securities and loans from its shareholders to fund its losses.

Liquidity and Capital Resources
-------------------------------

          The Company had cash of $499 at September 30, 1999. From its organization through September 30, 1999, the Company has been substantially dependent on the proceeds of various private offerings of its equity securities and loans from stockholders to fund its operating expenses. The Company has principally engaged in borrowing activity from its shareholders (who have loans outstanding to the Company of $250,000 in the aggregate as of September 30,
1999) and one unrelated party for $100,000. It is anticipated that the Company's shareholders will continue to loan funds to the Company to fund its expenses over the next 12 to 18 months, at which time the Company will consider additional private placements or a public offering of its securities. The Company has no loan arrangement with any commercial lending institution and is unlikely to receive traditional commercial debt financing in the foreseeable future. Management estimates the Company's present operating expenses to be a minimum of $13,000 and a maximum of $20,000 per month, depending upon the Company's payments to outside research consultants and other consultants.

          The Company continues to explore opportunities with various investors, joint venture candidates, and prospective licensees. As of the date of this Registration Statement, the Company has not received any binding commitment for equity or debt financing, nor has it entered into any joint venture or licensing agreement with respect to its air machine. Management believes that the Company can continue to operate on a maintenance basis at a cost of no more than $13,000 per month over the next 12 months, provided that the Company obtains sufficient cash from shareholder loans, as described above, to meet its operating expenses. The $13,000 required by the Company is allocated as follows: minimum lease payments of $868, telephone expenses of approximately $2,000, insurance expenses of approximately $2,200, credit card merchant equipment costs and fees of $97, office expenses of approximately $835, legal expenses of approximately $1,000, and interim payroll and consulting expenses of $6,000.

Development Stage Operations and Going Concern
----------------------------------------------

          Since formation, the Company's operations have been devoted primarily to:

          . Raising capital - largely by arranging for loans, but also by arranging for an initial stock sale in 1997 and then beginning the steps necessary to implement its plan to register the Company's securities in order to make future sales of securities more attractive to possible investors;

          . Developing its product - with improved designs and testing, and further development of its proprietary technology that combines ozone gas and ultraviolet radiation inside a "killing chamber" that will destroy airborne bacteria, deactivate allergens, viruses, spores and mold, and oxidize odors and gases;

          . Obtaining financing - from shareholders and outside parties, as described above;

          . Developing its marketing plan - to create a growing awareness of the increasingly poor indoor air quality which causes increased asthma and allergy related symptoms, as well as contributes to the spread of diseases; the Company is attempting to develop and market products which will improve indoor air quality effectively, efficiently and economically, and do so in an environmentally friendly way.

          Accordingly, the Company is considered to be in the development stage, as its production and sales have not yet commenced.

          Management's plans include the following:

          . Commencement of production and development of new products - in addition to the Company's Eco-Rx system, the Company intends to develop additional products to improve indoor air quality;

          . Implementation of sales and leasing of commercial units - efforts are continuing to arrange for the sale and leasing of the Company's Eco-Rx units, once production ready, to commercial users;

          . Pursuing licensing agreements for the technology - the Company believes it may be able to utilize its technology in various markets by entering into licensing agreements with manufacturers and distributors, rather than attempt to manufacture and distribute its Eco-Rx system for all possible industries, markets and geographical areas, and is beginning the task of exploring such agreements for implementation after the Company's initial patent has issued.

          The Company has worked with its patent counsel to modify its pending patent applications to provide broader protection, so that the patents, when issued, will be more helpful to the Company's strategy to market its indoor air purification units to various types of markets for different uses; however, the Company can make no assurances that its patent applications will be approved or that the patents, when and if issued, will provide the broad coverage and protection sought for the Company for its indoor air purification system.

          The Company has been in the development stage since its inception on February 27, 1995. The financial statements included as part of this registration statement are presented on the basis that the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the Company's consolidated financial statements, the Company has incurred net losses for the nine months ended September 30, 1999 and 1998. As of September 30, 1999, total liabilities exceeded total assets by $558,037.

          The Company's ongoing losses, as well as the Company's ability to obtain additional long-term financing, adequate stockholder capital contributions, and future equity funding, create an uncertainty about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.


Item 3. Description of the Property

          To reduce current expenses, the Company's executive office is currently located in the residence of Joseph M. Peiken, the Chief Financial Officer of the Company, at 2051 Northeast 191 Drive, North Miami Beach, Florida 33179. The Company also maintains temporary office space at 511 South 21/st/ Avenue, Hollywood, Florida 33020, within space located within the offices of Alarm Trust of Florida, Inc., a company owned by certain shareholders of the Company. As of September 30, 1999, the Company was not paying any rent for the use of either of these premises, and there currently are no formal or informal agreements pursuant to which the Company will pay rent to its landlords in the future. As of September 30, 1999, the Company had no laboratory, research or manufacturing facilities. The Company leased a factory on a month-to-month basis at $1,000 per month through February 27, 1997, at which time a one year lease was executed at a different location providing for a monthly rental of $1,375. The factory was subsequently abandoned. Rental expense for all operating leases amounted to approximately $41,000 during 1998. As of September 30, 1999, the Company had no rent commitments.

Item 4. Security Ownership of Certain Beneficial Owners and Management

          The following table sets forth information with respect to the beneficial ownership of the Common Stock by (i) each of the officers and directors of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and
(iii) all executive officers and directors as a group, as of March 15, 2000. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

Name and Address of             Number of Shares          Percentage
Beneficial Owner               Beneficially Owned  Ownership of Class/(1)/
-----------------------------  ------------------  ------------------------

Gary Arnold/(3)(4)/                       440,000                     7.53%
4929 Toby Lane
Kenner, LA  70065

Roger A. Nelsen/(2)(3)/                   150,328                     2.57%
103 Lawlor Drive
Tolland, CT  06084

Dorothy Nelson/(4)(5)/                  1,127,233                    19.29%
68 Zachariah Place
Warwick, RI  02889

Jerrold M. Nelson/(2)(3)/                       0                     0.00%
68 Zachariah Place
Warwick, RI  02889

Joseph M. Peiken/(2)(3)(4)/             1,127,233                    19.29%
2051 Northeast 191 Drive
North Miami Beach, FL 33179

Kevin S. Waltzer/(4)/                     654,956                    11.40%
2865 S. Gable Rd., PMB 393
New Town, PA  18940

All officers, directors and
principal shareholders
as a group (6 persons)                  3,499,749                    59.90%

/(1)/ Calculated on the basis of 5,842,939 shares of Common Stock issued and outstanding.

/(2)/     Officer of the Company.

/(3)/     Director of the Company.

/(4)/ Includes, in accordance with Rule 13d-3, shares of which the named person is the beneficial owner.

/(5)/ Ms. Nelson is the spouse of Jerrold M. Nelson, Chairman, President and Chief Executive Officer of the Company.



Item 5. Directors, Executive Officers, Promoters, and Control Persons

          The following table sets forth the directors, executive officers and other significant employees of the Company, their ages, and all offices and positions with the Company. Officers and other employees serve at the will of the Board of Directors. The term of each director shall continue until the 2000 Annual Meeting of Shareholders of the Company, to be held in May 2000, and until their successors have been duly elected and qualified.

                                     Term Served as
Name of Director         Age         Director/Officer      Positions With Company
----------------         ---         ----------------      ----------------------

Jerrold M. Nelson        57          Since February 1995   Director, Chairman, President
                                                           and Chief Executive Officer

Gary Arnold              45          Since June 1998       Director, Vice Chairman

Roger A. Nelsen          52          Since September 1997  Director, Vice President of
                                                           Sales and Marketing

Joseph M. Peiken         59          Since February 1995   Vice President/Chief Financial
                                                           Officer and Secretary

          Jerrold M. Nelson, Chairman of the Board of Directors, President and Chief Executive Officer. Mr. Nelson has over 27 years of experience in the health care industry, where he worked at firms such as Bionomics, OBI Corporation, and Tuttnauer USA Co. Ltd. (Vice President/Sales, 1994-1995), where he marketed and sold existing product lines in addition to founding a subsidiary for OBI Corporation to market new products. For the past five years, Mr. Nelson has been involved with the formation and operation of the Company.
He is a former Vice President of Sales for the Singer Corporation.   Mr. Nelson
is presently undergoing chemotherapy for leukemia, and the prognosis for his recovery is unknown.

          Joseph M. Peiken, Director, Vice President, Chief Financial Officer and Secretary. Mr. Peiken received a Bachelor of Business Administration degree from the University of Miami and was a Certified Public Accountant until his license became inactive. He is a former Partner of the Certified Public Accounting firm of Pannell Kerr Foster and has taught continuing education classes for the certified public accounting profession. Mr. Peiken has experience in the operations of both large and small business entities. For the past five years, he has been the Chief Financial Officer and Secretary of the Company.

          Roger A. Nelsen, Director, Vice President/Sales and Marketing. Mr. Nelsen received a B.S.B.A. degree from the University of Connecticut at Storrs. Mr. Nelsen joined the Company in 1995. Prior to joining the Company, Mr. Nelsen owned and operated Nelsen & Associates, a manufacturing representative organization specializing in the medical products and health care industry, for over 5 years. He has experience in the development and management of sales organizations, including experience with Johnson & Johnson and Everest & Jennings.

          Gary Arnold, Vice Chairman of the Board. Dr. Arnold has served as an officer and a board member of the Company since June 1998. Since 1993, Dr. Arnold has been CEO of Windhorse Corporation, an organizational consulting firm providing corporations with direction in all phases of expanding capital markets, business evaluation and corporate planning. Windhorse designs, develops and publishes educational, motivational and management courses. From 1991 to 1993, Dr. Arnold was CEO of International Commercial Collections and Cook, Arnold and Associates in New Orleans, where he developed asset and liability searches, employment screening and credit investigations and collections for the Federal Government and private industry. Prior to this he served as executive vice president of Capital Resources, Inc., as a financial analyst with Shearson, Lehman, Hutton and Paine-Webber and with various other financial and human resources companies.

Item 6.   Executive Compensation

          The following table and notes present for the two years ended December 31, 1998, the compensation paid by the Company to the Company's Chief Executive Officer and to the Company's four most-highly compensated executive officers, other than the Company's Chief Executive Officer, who were serving at December 31, 1998 and whose total annual salary and bonus exceeded $100,000 (none).

                                             Restricted      Securities
Name and                                       Stock         Underlying
Principal Position        Year   Salary ($)   Award(s)($)   Options/SARs($)
(a)                       (b)      (c)         (f)              (g)
---------------------------------------------------------------------------
Jerrold M. Nelson         1998        -0-            --                 --
Chairman of the Board,
President
                          1997        -0-            --                 --

Item 7. Certain Relationships and Related Transactions

          During 1997, the Company issued 10,000 restricted shares to Gary Arnold, a Director of the Company, in consideration of his loans to the Company.

          During 1996 and 1997, the Company loaned funds, at 7% interest, to certain stockholders and others. As of December 31, 1997, the total loans outstanding to such individuals were as follows:


          Jerrold M. Nelson                  $ 45,351
          Joseph M. Peiken                     55,775
          Roger A. Nelsen                      45,322
          Theodore M. Shlisky                  49,106
          Others                               10,033
                                             --------

            Total:                           $205,587

          The foregoing loans and additional amounts were expensed as consulting fees during 1998 as follows:

          Jerrold M. Nelson                  $ 65,411
          Joseph M. Peiken                     71,275
          Roger A. Nelsen                      68,322
          Theodore M. Shlisky                  49,106

          Others                               12,534
                                             --------

            Total:                           $266,648

          There are no other loans or advances to officers, directors or stockholders. There are no contracts between the Company and any insiders. Because the Company could not pay its employees any salaries during 1996 and 1997, it believes that its loans to its officers were on terms that were in the best interests of the Company and substantially the same as, and as favorable as, those that other companies in similar financial condition would have made to their employees. The Company also believes that all the loans made to the Company by its shareholders, described above under the heading "Notes Payable to Shareholders", were on terms substantially the same as, and as favorable as, those that the Company could have obtained from unaffiliated parties.

Item 8. Description of Securities

Common Stock

          The Company is presently authorized to issue 10,000,000 Shares of $.001 par value Common Stock. As of September 30, 1999, the Company had 5,842,939 shares issued and outstanding.

          The holders of Shares are entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares. Each share is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's shares do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

          The Company is presently authorized to issue 5,000,000 shares of $.001 par value Preferred Stock. As of September 30, 1999, the Company has issued no shares of Preferred Stock.

          The Articles of Incorporation of the Company authorize the Board of Directors to issue from time to time all or any shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, or not voting powers, and such designations, preferences (including seniority upon liquidation), relative participating optional or other special rights, redemption rights, conversion privileges and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in resolutions adopted by the Board providing for the issuance of such series of Preferred Stock.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters


          The Company's Common Stock has been authorized to trade by the NASD on the OTC Pink Sheets under the symbol "ECRX" as of September 22, 1999. The Market Maker for the Common Stock of the Company is National Capital LLC, 6801 Broadway Extension, Oklahoma City, Oklahoma 73116 ("National Capital"). In a letter to National Capital dated September 27, 1999, the NASD cleared National Capital's request to submit a quote of $5.00 Bid, $5.50 Ask on the OTC Pink Sheets for the Common Stock of the Company. There has been no market, and currently there is no market for the Company's Common Stock. The Company is not aware of any public trades which occurred prior to March 15, 2000.

          As of March 15, 2000, there were 60 holders of record of the Company's common stock, and 5,842,939 shares of common stock issued and outstanding. Of those shares, 5,546,076 shares are "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Of these restricted securities, 2,887,990 shares held by affiliates may be sold pursuant to a registration statement or pursuant to Rule 144.

          In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (in general, a person who has a control relationship with the company) who has owned restricted securities of common stock beneficially for at least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of (i) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

          No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

          The Company has never paid a cash dividend on its common stock. The payment of dividends may be made at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's operations, its capital requirements, and its overall financial condition. Although none of the Company's current debt obligations would prohibit or restrict the payment of dividends, under Florida law no dividend may be made if, after giving effect to the dividend, (a) the corporation would not be able to pay its debts as they become due in the usual course of business, or (b) the corporation's total assets would be less than the sum of its total liabilities plus the amount which would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights, if any, are superior to those receiving the distribution.

          The shares of common stock of the Company are subject to the "penny stock" rules, as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. The "penny stock" disclosure requirements may have the effect of reducing the level of trading activity in the secondary market, resulting in large spreads and a lower market price. Pursuant to the Penny Stock Reform Act of 1990, the Securities and Exchange Commission (the "Commission") adopted a number of penny stock transaction disclosure rules. Rule 15g-9, which became effective on January 1, 1990, requires broker-dealers recommending penny stocks to document the suitability of the investment for the specific customer and to obtain the written agreement of the customer to purchase the penny stock. The Penny Stock Disclosure Rules adopted by the Commission require a broker-dealer prior to opening an account for a customer to whom it recommends the purchase or sale of penny stocks to deliver to the customer a standardized Risk Disclosure Document, to make specified disclosures in connection with each transaction in a penny stock, and to deliver a specifically tailored monthly statement to customers holding in their account penny stocks, the purchase of which was recommended by the dealer.

Item 2. Legal Proceedings

          None.

Item 3. Changes In and Disagreements With Accountants

          None.


Item 4. Recent Sales of Unregistered Securities

          During the year ended December 31, 1996, 94,228 restricted shares of common stock were issued for cash in nonpublic sales for an aggregate of $60,000 (average price of approximately $0.64 per share). The sales were made to accredited investors only under the exemption from registration of securities provided by Section 4(2) of the Securities Act of 1933 (the "Securities Act") for transactions not involving a public offering.


          During January 1997, the Company sold 654,956 shares of common stock to Kevin S. Waltzer and 11,250 shares to Lee Waltzer, both accredited investors, for cash in the aggregate amount of $397,500. These sales were made under the exemption from registration provided by Section 4(2) of the Securities Act for transactions not involving a public offering. Also during the year ended December 31, 1997, the Company issued 280,521 restricted shares of common stock for cash, in a private placement under Rule 506 of Regulation D, in the aggregate amount of $362,250 (average price of approximately $1.29 per share), and 10,000 restricted shares of common stock were issued to Gary Arnold in consideration of his making a loan to the Company. Mr. Arnold, who assisted the Company with information regarding the application of the Company's products to hospital environments, later became an executive officer of the Company.

          During the year ended December 31, 1998, the Company continued to sell shares of its common stock under its private placement under Rule 506 of Regulation D. In its private placement, the Company sold 112,000 restricted shares of common stock for a stock subscription receivable of $15,000 and $199,000 in cash (average price of approximately $1.91 per share).

          During 1998, the Company also issued 75,000 shares of common stock in repayment of a previously outstanding $150,000 loan, valuing the shares at $2.00 per share, and issued 897,987 shares of common stock to 20 persons in consideration of services provided to the Company. These shares were issued and recorded at $86,530, the market value of the services received. This amount includes 737,487 shares issued for services related to costs of fees for placing the common stock. The market value of the placement fees totaled $70,480 and are reflected as a direct reduction of additional paid-in capital in the Consolidated Statements of Stockholders' Deficit in the Company's financial statements. The shares issued as payment of a previously outstanding loan and the shares issued for services during 1998 were issued under the exemption from registration provided by Section 4(2) of the Securities Act for transactions not involving a public offering.

          On September 22, 1999, under its Regulation D, Rule 506 private placement, the Company issued 6,500 restricted shares of the Company, for cash, in private sales to 9 accredited investors for aggregate gross proceeds of $32,500 (average price of $5.00 per share).

          None of the sales of unregistered securities described above were sold through National Association of Securities Dealers, Inc. (NASD) broker-dealers, nor were any commissions paid for these shares. None of the shares issued for services have been issued for future sales of stock.


          As of January 31, 2000, there were 60 holders of record of the Company's common stock. Since the inception of the Company, securities of the Company have been issued to 53 accredited investors and 7 non-accredited investors.

Item 5. Indemnification of Officers and Directors

          The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

Florida Statute
---------------

          Section 607.0850 of the Florida Statutes ("Indemnification of Officers, Directors, Employees, and Agents") provides that each Florida corporation shall have the following powers:

          "(1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

          (2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

          (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

          (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

               (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

               (b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

               (c)  By independent legal counsel:

                    1. Selected by the board of directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or

                    2. If a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

               (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

          (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

          (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

          (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or emissions to act, were material to the cause of action so adjudicated and constitute:

               (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

               (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

               (c) In the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable; or

               (d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

          (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

          (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

               (a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

               (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

               (c) The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).

          (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

          (11) For purposes of this section:

               (a) The term "other enterprises" includes employee benefit plans;

               (b) The term "expenses" includes counsel fees, including those for appeal;

               (c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

               (d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

               (e)  The term "agent" includes a volunteer;

               (f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

               (g) The term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

          (12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section. "

Bylaw Provision
---------------

          Article VIII of the registrant's bylaws provides as follows:

          "Each person (including here and hereinafter, the heirs, executors, administrators, or estate of such person): (I) who is or was a Director or officer of the Corporation; (ii) who is or was an agent or employee of the Corporation other than an officer and as to whom the Corporation has agreed to grant such indemnity; or (iii) who is or was serving at the request of the Corporation as its representative in the position of a Director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise and as to whom the Corporation has agreed to grant such indemnity; shall be indemnified by the corporation as of right to the fullest extent permitted or authorized by current or future legislation or by current or future judicial or administrative decision, against any fine, liability, cost or expense, including attorneys' fees, asserted against him or incurred by him in his capacity as such Director, officer, agent, employee, or representative, or arising out of his status as such Director, officer, agent, employee, or representative, or arising out of his status as such Director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and any such person against any such fine, liability, cost or expense, whether or not the corporation would have the legal power to directly indemnify him against such liability."

                                   PART F/S

Index to Financial Statements....................................................                       29

Consolidated Financial Statements................................................                       30

     Report of Independent Auditor...............................................                       31
     Consolidated Balance Sheets as of December 31, 1998 and 1997................                       32

     Consolidated Statements of Operations from Inception (02/27/95)
     through December 31, 1998 (unaudited) and for the Years Ended
     December 31, 1998 and 1997..................................................                       33

     Consolidated Statements of Stockholders' Deficit from Inception (02/27/95)
     through December 31, 1998 (unaudited) and the Years Ended
     December 31, 1998, 1997, 1996 and 1995 (unaudited)..........................                       34

     Consolidated Statements of Cash Flows from Inception (02/27/95)
     through December 31, 1998 (unaudited) and for the Years Ended
     December 31, 1998 and 1997 .................................................                    35-36

     Notes to Consolidated Financial Statements..................................                    37-48

Consolidated Interim Financial Statements (unaudited)............................                       49

     Consolidated Balance Sheets (unaudited) as of
     September 30, 1999 and 1998.................................................                       50

     Consolidated Statements of Operations (unaudited) for
     the Nine Months Ended September 30, 1999 and 1998...........................                       51

     Consolidated Statements of Stockholder's Deficit (unaudited)
     for the Nine Months Ended September 30, 1999 and 1998.......................                       52

     Consolidated Statement of Cash Flows (unaudited) for
     the Nine Months Ended September 30, 1999 and 1998 and for the
     period from Inception (02/27/95) through September 30,  1999................                   53 -54

     Notes to Consolidated Financial Statements..................................                   55 -64

                   ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc.
                         (A Development Stage Company)

                       Consolidated Financial Statements

                              For the Years Ended
                          December 31, 1998 and 1997

                                                       MORRISON, BROWN, ARGIZ
                                                                 & COMPANY

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



To the Stockholders
ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc.

We have audited the accompanying consolidated balance sheets of ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc. (a development stage company) and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of operations, stockholders' deficit and cash flows for the period February 27, 1995 (inception) through December 31, 1998 are unaudited and we express no opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in the development stage and its ability to continue in the normal course of business is dependent upon its ability to raise capital and the success of future operations. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ MORRISON, BROWN, ARGIZ & COMPANY

Certified Public Accountants
Miami, Florida
July 29, 1999 (except for the last paragraph of Note 15, as to which date is April 17, 2000)


1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131 phone 305-373-5500 fax 305-373-0056 http://www.mba-cpa.com

1600 Stout Street, 11th Floor, Denver, Colorado 80202 phone 303-615-9500 fax 303-615-9572

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                          CONSOLIDATED BALANCE SHEETS
                                 DECEMBER 31,

                                                            1998         1997
                                                        ------------  ----------
CURRENT ASSETS
 Cash                                                   $       836   $  79,118
 Inventory                                                    5,307       5,307
 Accounts receivable                                              -      16,000
 Stock subscription receivable                               15,000           -
                                                        -----------   ---------

      TOTAL CURRENT ASSETS                                   21,143     100,425

ADVANCES TO STOCKHOLDERS                                          -     205,587

FURNITURE AND EQUIPMENT, NET                                 13,926      18,251

OTHER ASSETS, NET                                             2,755      53,710
                                                        -----------   ---------

      TOTAL ASSETS                                      $    37,824   $ 377,973
                                                        ===========   =========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
 Current portion of lease obligation                    $    10,418   $   6,710
 Accounts payable and accrued expenses                      233,932     121,900
 Notes payable to stockholders                              240,000     330,000
                                                        -----------   ---------

      TOTAL CURRENT LIABILITIES                             484,350     458,610

LEASE OBLIGATION                                             22,573      36,698
                                                        -----------   ---------

      TOTAL LIABILITIES                                     506,923     495,308
                                                        -----------   ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
 Preferred stock - $.001 par value, 5,000,000 shares
  authorized; none issued and outstanding
 Common stock - $.001 par value, 10,000,000 shares
  authorized; 5,836,439 and 4,751,452 shares issued
  and outstanding at December 31, 1998 and 1997,
  respectively                                                5,836       4,751
 Additional paid-in capital                               1,226,084     847,119
 Deficit accumulated during the development stage        (1,701,019)   (969,205)
                                                        -----------   ---------

      TOTAL STOCKHOLDERS' DEFICIT                          (469,099)   (117,335)
                                                        -----------   ---------

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT       $    37,824   $ 377,973
                                                        ===========   =========

 The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  For the Period
                                                                                 February 27, 1995
                                                                                     (Inception)
                                                                                       through
                                       Year Ended            Year Ended              December 31
                                      December 31,          December 31,                 1998
                                          1998                  1997                 (Unaudited)
                                    -----------------       -------------        --------------
COSTS AND EXPENSES
  General and administrative           $      728,382        $   356,819            $ 1,196,817
  Amortization and depreciation                11,682             18,128                 50,063
  Interest                                     40,708             21,147                 72,065
  Research and development                          -             28,325                 54,342
  Abandonment of property                           -            384,917                384,917
                                    -----------------       ------------         --------------

            TOTAL EXPENSES                    780,772            809,336              1,758,204

INTEREST INCOME                                     -              8,227                  8,227

OTHER INCOME                                   50,000                  -                 50,000
                                    -----------------       ------------         --------------

LOSS BEFORE CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING PRINCIPLE              (730,772)          (801,109)            (1,699,977)

CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE                          (1,042)                 -                 (1,042)
                                    -----------------       ------------         --------------

            NET LOSS                   $     (731,814)       $  (801,109)           $(1,701,019)
                                    =================       ============         ==============

NET LOSS PER SHARE OF COMMON STOCK:

Loss before cumulative effect of
 change in accounting principle        $         (.12)       $      (.17)           $      (.29)

Cumulative effect of change in
 accounting principle                               -                  -                      -
                                    -----------------       ------------         --------------

            NET LOSS                   $         (.12)       $      (.17)           $      (.29)
                                    =================       ============         ==============

SHARES USED IN THE CALCULATION
OF NET LOSS PER SHARE                       5,836,439          4,751,452              5,836,439
                                    =================       ============         ==============

 The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                         Deficit
                                                                                       Accumulated
                                                      Common Stock         Additional   During the
                                                ----------------------      paid-in    Development
                                                 Shares      Par Value      Capital       Stage          Total
                                                --------     ---------    -----------  ------------     --------
Balances at February 27, 1995                          -     $       -     $        -     $       -      $     -
(inception) (unaudited)

Common stock issued for cash                   3,700,497         3,700         89,015             -       92,715
 (unaudited)                                   ---------     ---------     ----------   -----------    ---------


Balances at December 31, 1995                  3,700,497         3,700         89,015             -       92,715
 (unaudited)

Common stock issued for cash                      94,228            94         59,906             -       60,000
 (unaudited)

Net loss (unaudited)                                   -             -              -      (168,096)    (168,096)
                                               ---------     ---------     ----------   -----------    ---------

Balances at December 31, 1996                  3,794,725         3,794        148,921      (168,096)     (15,381)
 (unaudited)

Common stock issued for cash                     946,727           947        698,208             -      699,155

Common stock issued in                            10,000            10            (10)            -            -
 connection with loan payable

Net loss                                               -             -              -      (801,109)    (801,109)
                                               ---------     ---------     ----------   -----------    ---------

Balances at December 31, 1997                  4,751,452         4,751        847,119      (969,205)    (117,335)

Common stock issued for cash                     112,000           112        213,888             -      214,000
 and stock subscription receivable

Conversion of loan payable to                     75,000            75        149,925             -      150,000
 common stock

Common stock issued                              897,987           898         85,632             -       86,530
 for services

     Less: Cost of services (paid
      with common stock above)
      related to issuing common
      stock                                            -             -        (70,480)            -      (70,480)

Net loss                                               -             -              -      (731,814)    (731,814)
                                               ---------     ---------     ----------   -----------    ---------

Balances at December 31, 1998                  5,836,439     $   5,836     $1,226,084   $(1,701,019)   $(469,099)
                                               =========     =========     ==========   ===========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  For the Period
                                                                                February 27, 1995
                                                                                   (Inception)
                                                                                     through
                                                   Year Ended     Year Ended       December 31,
                                                  December 31,   December 31,          1998
                                                      1998           1997          (Unaudited)
                                                  -------------  -------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net loss                                            $(731,814)      $(801,109)        $(1,701,019)
                                                     ---------       ---------         -----------
 Adjustments to reconcile net loss to net cash
  used in operating activities:
   Depreciation and amortization                         11,682         18,128              50,063
   Abandonment of property                                    -        384,917             384,917
   Adjustment to inventory for impairment                     -         30,077              30,077
   Services received in exchange for stock               16,050              -              16,050
   Consulting fee paid by reclassifying
     advances to stockholders                           205,587              -             205,587
   Cumulative effect of change in
     accounting principle                                 1,042              -               1,042
   Changes in operating assets and liabilities:
     Inventory                                                -        (91,671)           (120,791)
     Accounts receivable                                      -         13,160                   -
     Advances to stockholders                                 -       (205,587)           (205,587)
     Other assets                                        47,234        (27,979)            (77,578)
     Accounts payable and accrued expenses              112,032         58,974             233,932
                                                      ---------      ---------         -----------

      TOTAL ADJUSTMENTS                                 393,627        180,019             517,712
                                                      ---------      ---------         -----------

      NET CASH USED IN OPERATING
       ACTIVITIES                                      (338,187)      (621,090)         (1,183,307)
                                                      ---------      ---------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of fixed assets                      16,000              -              16,000
 Capital expenditures                                    (4,678)      (160,202)           (253,630)
                                                      ---------      ---------         -----------

      NET CASH USED IN INVESTING
       ACTIVITIES                                        11,322       (160,202)           (237,630)
                                                      ---------      ---------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from stockholder loans                         60,000        150,000             390,000
 Proceeds from issuance of common stock                 199,000        699,155           1,050,870
 Payment of lease obligation                            (10,417)        (8,680)            (19,097)
                                                      ---------      ---------         -----------

      NET CASH PROVIDED BY
       FINANCING ACTIVITIES                             248,583        840,475           1,421,773
                                                      ---------      ---------         -----------

NET INCREASE (DECREASE) IN CASH                         (78,282)        59,183                 836
CASH AT BEGINNING OF YEAR                                79,118         19,935                   -
                                                      ---------      ---------         -----------

CASH AT END OF YEAR                                   $     836      $  79,118         $       836
                                                      =========      =========         ===========

The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                  For the Period
                                                                                February 27, 1995
                                                                                   (Inception)
                                                                                     through
                                                     Year Ended    Year Ended      December 31,
                                                    December 31,  December 31,         1998
                                                        1998          1997         (Unaudited)
                                                    ------------  ------------  ------------------
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:

  Cash paid for interest                              $ 22,063       $ 11,527          $ 33,590
                                                      ========       ========          ========

SUPPLEMENTAL SCHEDULE OF
 NON-CASH ACTIVITY:

  Leased equipment                                    $      -       $ 52,088          $ 52,088
                                                      ========       ========          ========

  75,000 shares of common stock issued
   in exchange for settlement of outstanding
   note to a stockholder                              $150,000       $      -          $150,000
                                                      ========       ========          ========

  897,987 shares of common stock issued
   in exchange for services received (net of
   $70,480 charged to additional-paid-in capital
   as expenses of placing common stock)               $ 16,050       $      -          $ 16,050
                                                      ========       ========          ========

The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (A)  BUSINESS

               ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc. has been in the development stage since its incorporation in the State of Florida on February 27, 1995. The Company's mission is to pioneer the technology, design and manufacturing of air purification equipment for the destruction of pathogens and for the efficient and effective removal of odors, allergy and asthma causing agents, pollutants and certain gases from indoor air environments.

               The consolidated financial statements include the accounts of ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc. and its wholly owned subsidiary, Eco-Aire Marketing, Inc., collectively referred to as the "Company". Eco-Aire Marketing, Inc. is inactive and ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc.'s investment in said company has been eliminated in consolidation.

          (B)  INVENTORIES

               Inventories are stated at the lower of cost (first-in, first-out) or market and consist primarily of metal, bulbs, ballasts, machines in process and miscellaneous supplies.

          (C)  READINESS FOR YEAR 2000

               The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs having time-sensitive software would recognize a date using "00" as the year 1900 rather than the year 2000. The Company is in its development stage and does not have sophisticated computer equipment that may cause the Year 2000 issue to adversely affect its operations.

          (D)  ASSET IMPAIRMENT

               Assets are considered impaired when, based upon current information and events, it is probable that the Corporation will not realize an economic benefit on the recorded assets. Impairment is measured on an asset specific basis based upon the fair value of the assets or the discounted expected future cash flows.

          (E)  INTANGIBLE ASSETS

               In April, 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 provides guidance for the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company has adopted SOP 98-5 as of December 31, 1998. The effect of adopting SOP 98-5 is reported as a cumulative effect of change in accounting principle in the accompanying statement of operations. The adoption of SOP 98-5 increased the net loss for the year ended December 31, 1998 by $1,042 ($0 per share).

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          (F)  INCOME TAX

               Effective January 1, 1996, the Company, with the consent of its stockholders, elected to be treated as an "S" Corporation for income tax purposes, under which election federal and state income taxes are payable by the individual stockholders rather than the Company. Accordingly, no provision or liability for income taxes has been included in the consolidated financial statements for the year ended December 31, 1997.

               On September 30, 1998, the Company terminated its election to be treated as an S Corporation. The Company now accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax liabilities and assets of a change in tax rates is recognized in income in the period that includes the enactment date.

          (G)  EARNINGS PER SHARE

               Earnings per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS. This statement requires restatement of all prior-period EPS data presented.

               The net loss per share is computed by dividing the net loss for the period by the weighted average number of shares outstanding (as adjusted retroactively for the dilutive effect of common stock options) for the period plus the dilutive effect of outstanding common stock options and warrants considered to be common stock equivalents. Stock options and other common stock equivalents are excluded from the calculations as their effect would be anti-dilutive. Common stock issued for nominal consideration is deemed outstanding for all historical periods.

                  ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                 (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          (G)  EARNINGS PER SHARE (CONTINUED)

               Basic and diluted earnings per share amounts are equal because the Company has a net loss and consideration of the outstanding options, warrants and their equivalents would result in anti-dilutive effects to earnings per share.

               The number of shares used to compute EPS was 5,836,439 and 4,751,452 for the years ended December 31, 1998 and 1997, respectively.

          (H)  USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made in preparation of the financial statements.

          (I)  FURNITURE AND EQUIPMENT

               The Company's furniture and equipment is stated at cost. Depreciation is computed on the straight line method over the estimated useful lives of the assets, which range from 3 to 5 years.

          (J)  CONCENTRATIONS OF CREDIT RISK

               A major portion of the Company's business is expected to be conducted using its patented technology. Consequently, the Company's profitability may be subjected to changes in technology and its use in commerce.

          (K)  NEW ACCOUNTING PRONOUNCEMENTS

               The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") effective for the period ending December 31, 1998. SFAS No. 130 requires companies to report by major components and in total, the change of its net assets during the period from non-owner sources. The adoption of SFAS No. 130 did not have a significant effect on the Company's financial position, results of operations, or cash flow, since the Company does not have any components of comprehensive income, other than net income from operations.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          (K)  NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

               During 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements and establishes standards for related disclosures about products and services, geographic areas and major customers. The Company's air purification business is currently the only segment reportable under SFAS No. 131.

          (L)  PATENTS

               The Company has applied for several patents in connection with its technology; however, the Company has elected to expense all costs associated with obtaining these patents for the year ending December 31, 1998. During 1998, the total patent costs charged to expense was $137,703 (including $122,000 for legal fees related to the patents).

NOTE 2 -  DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN

          Since formation, the Company's operations have been devoted primarily to:

          .    Raising capital

          .    Developing its product

          .    Obtaining financing

          .    Developing its marketing plan

          Accordingly, the Company is considered to be in the development stage, as its planned production and sales have not yet commenced.

          Management's plans include the following:

          .    Commencement of production and development of new products

          .    Implementation of sales and leasing of commercial units

          .    Pursuing licensing agreements for the technology

          The Company has made progress expanding the patent coverage and marketing strategy. The Company has adopted a plan to implement certain courses of action for raising capital and marketing. The Company has also held presentations for major companies, to license the technology, sell or distribute its products.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 2 -  DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN (CONTINUED)

          The Company has been in the development stage since its inception on February 27, 1995. These statements are presented on the basis that the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying consolidated financial statements, the Company has incurred net losses during the years ended December 31, 1998 and 1997 of $731,814 and $801,109, respectively. As of December 31, 1998, current liabilities exceeded current assets by $463,207.

          These factors, as well as the Company's ability to obtain additional long-term financing, adequate stockholder capital contributions and future equity funding, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 -  RELATED PARTIES

          During 1997, several advances were made to certain stockholders which accrued interest at 7% per annum. During 1998, the Company entered into agreements with these stockholders for consulting services which were paid during the year through the settlement of the open advances. General and administrative expenses include $205,587 in the year ended December 31, 1998 relating to consulting services charged to operations as a result of canceling the loans from these individuals. In addition, $61,061 was paid to these individuals which was also recorded as consulting expense during 1998. Further, $25,001 was paid to another shareholder and charged to consulting expense during 1998. In total, $291,649 was paid to related parties as consulting expense during 1998.

NOTE 4 -  STOCK SUBSCRIPTION RECEIVABLE

          The Company recorded a stock subscription receivable in the amount of $15,000 at December 31, 1998. The monies were subsequently collected by June, 1999. The receivable was recorded as a current asset due to the short term nature of the repayment period.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 5 -  FURNITURE AND EQUIPMENT

                                                            1998       1997
                                                          -------    -------
          Furniture and equipment                         $37,534    $32,855
          Less accumulated depreciation                    23,608     14,604
                                                          -------    -------

                                                          $13,926    $18,251
                                                          =======    =======

          Depreciation expense for the years ended December 31, 1998 and 1997 was $9,003 and $16,700, respectively.

NOTE 6 -  OTHER ASSETS

          Other assets consist of the following:

                                                           1998        1997
                                                         -------     -------
          Patents                                        $     -     $26,218
          Organization costs                                   -       2,500
                                                         -------     -------

                                                               -      28,718

          Less accumulated amortization                        -       8,074
                                                         -------     -------

                                                               -      20,644

          Developmental costs                                  -      16,031
          Deposits                                         2,755       7,035
          Prepaid royalty                                      -      10,000
                                                         -------     -------

                                                         $ 2,755     $53,710
                                                         =======     =======

          Amortization expense for the years ended December 31, 1998 and 1997 was $2,679 and $1,428, respectively.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 7 -  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

          These accounts consist of the following:

                                                         1998         1997
                                                       --------     --------
          Accounts payable                             $205,666     $112,280
          Accrued interest                               28,266        9,620
                                                       --------     --------

                                                       $233,932     $121,900
                                                       ========     ========

NOTE 8 -  NOTES PAYABLE TO STOCKHOLDERS

          The notes payable to stockholders at December 31, 1998 and 1997 is comprised of the following:

                                                                                                 1998          1997
                                                                                               --------       --------
          Note accruing interest at 10%; all unpaid interest and
          principal became due June, 1998, and is personally guaranteed by three of the Company's stockholders. As of December 31,
          1998 this note was payable on demand and was accruing interest
          at the default rate of 18%.                                                          $100,000       $100,000


          Unsecured loan, interest accruing at 8.75% payable annually commencing December, 1996. Loan matured December, 1998 at
          which time all principal and unpaid interest was due. As of
          December 31, 1998 this note was payable on demand and
          was accruing interest at the default rate of 18%.                                      80,000         80,000

          Note accruing interest at 15%, maturing in May, 1998. As an additional incentive for making this loan, 10,000 shares of common stock were issued at the inception of the loan. Upon maturity in May 1998, this note was converted to 75,000 shares
          of common stock.                                                                            -        150,000

          Various unsecured loans, interest accruing at 15%, with maturity dates ranging from January, 1999 to March, 1999. These notes were renewed and now have maturity dates ranging from November, 1999 to
          December, 1999.                                                                        50,000              -

          Unsecured, non-interest bearing note payable, due on demand. This
          note was repaid in January, 1999.                                                      10,000              -
                                                                                               --------       --------

                                                                                               $240,000       $330,000
                                                                                               ========       ========

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 9 -  COMMITMENTS AND CONTINGENCIES

          LITIGATION

          The Company, from time to time, is a defendant in legal actions arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that those actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's financial position.

          OPERATING LEASE

          The Company entered into a lease in October, 1997 for a building in Boston. The annual rent on this building totaled approximately $47,000. The Company canceled this lease in October, 1998.

          The Company leased a factory on a month-to-month basis at $1,000 per month through February, 1997, at which time a one-year lease was executed at a different location providing for a monthly rental of $1,375. Although the factory was subsequently abandoned in August, 1997, the Company continued to make payments on this lease until February, 1998.

          Rental expense for all operating leases amounted to approximately $41,000 and $25,000 during 1998 and 1997, respectively. As of December 31, 1998, the Company had no rent commitments.

          LEASE OBLIGATION

          In March, 1997, the Company entered into a noncancelable equipment lease totaling $52,088. The factory in which this equipment was located was abandoned during 1997. As a result, the equipment was also abandoned and its net book value is included in the $384,917 amount reported as abandonment of property for the year ended December 31, 1997 in the Company's consolidated statements of operations. The Company, however, could not cancel this lease and therefore, continues to make monthly payments.

          Future minimum lease payments under this lease consisted of the following at December 31, 1998:

            Years ending December 31,

                1999                                         $10,418
                2000                                          10,418
                2001                                          10,418
                2002                                           1,737
                                                             -------

                                                             $32,991
                                                             =======

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997



NOTE 9 -  COMMITMENTS AND CONTINGENCIES (CONTINUED)

          DESIGN AND CONSULTING AGREEMENT

          During 1997, the Company entered into a design and consulting service agreement with a third party in which it shall pay a royalty of $1 for each unit sold for a period of five years, commencing on the date of first sale. The Company will pay the same $1 royalty for an additional 45 years with respect to sales of the original product made by the Company to customers introduced to the Company by this firm.

NOTE 10 - STOCKHOLDERS' DEFICIT

          LOSS PER SHARE

          Loss per share is computed by dividing net loss by the number of outstanding shares of common stock. Net loss per share for the periods presented does not include the effects of stock options and warrants because their effects would be anti-dilutive.

          The following table sets forth the computation of net loss per share:

                                                                                                                  For the Period
                                                                                                                   February 27,
                                                                                                                       1995
                                                                                                                    (inception)
                                                                                                                      through
                                                                            Year Ended          Year Ended         December 31,
                                                                           December 31,        December 31,           1998
                                                                               1998                1997             (Unaudited)
                                                                        -----------------   ------------------   ----------------

          Net loss                                                      $        (731,814)  $         (801,109)  $     (1,701,019)
                                                                        =================   ==================   ================

          Weighted average common shares
            outstanding used in computing basic
            net loss per share                                                  5,836,439            4,751,452          5,836,439
                                                                        =================   ==================   ================

          Net loss per share of common stock                            $            (.12)  $             (.17)  $           (.29)
                                                                        =================   ==================   ================

          During 1997, the Company amended its articles of incorporation and changed the capital structure from common stock authorized of 1,000 shares with a par value of $1, to 10,000,000 shares of common stock authorized with a par value of $.001 and authorized preferred stock of 5,000,000 shares with a par value of $.001. During 1997, the Company also effectuated two stock splits, a 2,000 for 1 stock split and a
          3.60266 for 1 stock split, for its common stock. The statement of stockholder's deficit reflects the effect of these stock splits and change in par value retroactively.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 10 - STOCKHOLDERS' DEFICIT (CONTINUED)

          During 1995, the Company issued 3,700,497 shares of common stock for $92,715.

          During 1996, the Company issued 94,228 shares of common stock for $60,000. An additional 946,727 shares of common stock was issued during 1997 for $699,155. Also during 1997, 10,000 shares of common stock were issued to an individual who loaned money to the Company.

          During 1998, the Company issued 112,000 shares of common stock for a stock subscription receivable of $15,000 and $199,000 in cash. Also in 1998, the Company issued 75,000 shares of common stock in repayment of a previously outstanding $150,000 loan.

          During 1998, 897,987 shares of common stock were issued in exchange for services provided to the Company. These shares were issued and recorded at $86,530, the market value of the services received. This amount includes 737,487 shares issued for services related to costs of fees for placing the common stock. The market value of the placement fees totaled $70,480 and are reflected as a direct reduction of additional paid-in capital in the consolidated statements of stockholders' deficit.

          None of these shares were sold through National Association of Securities Dealers, Inc. (NASD) Broker/Dealers, nor were any commissions paid for these shares. None of the shares issued for services have been issued for future sales of stock.

NOTE 11 - IMPAIRED ASSETS

          Based upon a review, on an asset specific basis, of the December 31, 1998 carrying values, management recognized impairments for previously recorded assets of $41,957, which are included in general and administrative expenses in the accompanying statement of operations. Impaired assets at December 31, 1998 consisted of patents and prepaid royalties.

          Patents (including design and development costs) previously recorded as assets during 1996 and 1997 were superceded by new patent applications made during 1998. This made the previously recorded amounts impaired as the market value of the patents was reduced to $0 and no future cash flows could reasonably be expected from those patents.

          Royalty assets representing prepayment of future royalties due to the Company's manufacturing, design and marketing firm were considered to have uncertain expected future value. The prepaid royalties have no market value and future cash flows from those royalties are uncertain.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 12 - ABANDONMENT OF FACTORY

          During 1997, the Company began limited manufacturing operations in its own factory. Management determined that the Company's start-up manufacturing facility was deemed to be not technologically or economically feasible. The factory was abandoned during 1997 and the loss resulting from the closing (consisting mainly of equipment which was abandoned) was charged to operations. The charge relating to the abandonment ($384,917) was recorded in the 1997 statement of operations. All of the costs included in the abandonment loss were cash costs with the exception of an equipment lease (See Note 9) on which the Company continues to be obligated. The outstanding balance on the lease was $32,991 and $43,408 at December 31, 1998 and December 31, 1997, respectively.

          The Company had three employees at the factory when it was closed. The loss on abandonment of the factory does not include any costs for payroll or severance for the factory employees who were terminated upon the Company's adoption of its plan to abandon the factory.

NOTE 13 - FAIR VALUE

          The Company has estimated the fair value of its financial instruments at December 31, 1998 and 1997, as required by Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments." The carrying values of cash, accounts receivable, stock subscription receivable, accounts payable and accrued expenses and debt are reasonable estimates of their fair values.

NOTE 14 - INCOME TAXES

          The Company has federal and state net operating loss carryforwards as follows:

             Period Ending      Federal      State      Year of Expiration
          ------------------  -----------  ---------  ----------------------
          December 31, 1998     $507,543    $507,543           2018
                                ========    ========

          The deferred tax asset arises from the net operating loss reflected above.

          The Company's total deferred tax liabilities, deferred tax assets and deferred tax asset valuation allowances at December 31, 1999 are as follows:

          Total Deferred Tax Asset      $ 172,565
          Less Valuation Allowance        172,565
                                        ---------

          Net Deferred Tax Asset        $     -0-
                                        =========

          The Company provides a 100 percent valuation allowance for any deferred tax asset which is attributable to unused net operating loss carryforwards. Generally accepted accounting principles require a valuation reserve only if it is more likely than not that some portion or all of a deferred tax asset will not be realized.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997



NOTE 15 - SUBSEQUENT EVENTS

          In January, 1999, the Company obtained a $100,000 loan bearing interest at 12%. The maturity date of this note is the earlier of: (a) the infusion of gross proceeds of $300,000 in additional debt or equity capital, (b) the closing of an initial public offering or "reverse merger" of the Company into a publicly traded entity or (c) December 31, 1999.

          On July 27, 1999, the Company changed its name to Eco-RX, Inc.

          In February, 2000, the Company paid $5,000 in interest to extend the $100,000 and $80,000 notes payable to David Mack. These two notes are now payable upon demand. Various unsecured 15% notes totaling $50,000 were renewed through June and July, 2000.

                   ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc.
                         (A Development Stage Company)

                       Consolidated Financial Statements

                           For the Nine Months Ended

                          September 30, 1999 and 1998



                                  (UNAUDITED)

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEETS
                                 SEPTEMBER 30.
                                  (UNAUDITED)

                                                                                       1999                  1998
                                                                                -------------------   --------------------
ASSETS
-------
CURRENT ASSETS
         Cash                                                                    $             499     $            1,037
         Inventory                                                                               -                  5,307
                                                                                ------------------    -------------------
         TOTAL CURRENT ASSETS                                                                  499                  6,344
                                                                                ------------------    -------------------

FURNITURE AND EQUIPMENT, NET                                                                 7,114                 14,639

OTHER ASSETS, NET                                                                            2,755                 53,501
                                                                                ------------------    -------------------
         TOTAL ASSETS                                                            $          10,368     $           74,484
                                                                                ==================    ===================

LIABILITIES AND STOCKHOLDERS' DEFICIT
-------------------------------------
CURRENT LIABILITIES
         Accounts payable and accrued expenses                                   $         226,938     $          144,695
         Notes payable - stockholders                                                      250,000                240,000
         Notes payable - others                                                            100,000                      -
         Current portion of lease obligation                                                10,416                 10,416
                                                                                ------------------    -------------------
         TOTAL CURRENT LIABILITIES                                                         587,354                395,111

LEASE OBLIGATION                                                                            18,957                 27,784
                                                                                ------------------    -------------------
         TOTAL LIABILITIES                                                                 606,311                422,895
                                                                                ==================    ===================

STOCKHOLDERS' DEFICIT
         Preferred stock - $0.001 par value, 5,000,000 shares
            authorized; none issued and outstanding
         Common stock - $0.001 par value, 10,000,000 shares
            authorized, 5,842,939 and 5,814,106 shares                                       5,843                  5,772
            issued and outstanding.
         Additional paid-in capital                                                      1,249,827              1,049,326
         Deficit accumulated during the development stage                               (1,851,613)            (1,403,509)
                                                                                ------------------    -------------------
         TOTAL STOCKHOLDERS' DEFICIT                                                      (595,943)              (348,411)
                                                                                ------------------    -------------------

         TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                             $          10,368     $           74,484
                                                                                ==================    ===================



The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 SEPTEMBER 30.
                                  (UNAUDITED)


                                                                                                           For the Period
                                                                Nine Months            Nine Months           (Inception)
                                                                   Ended                  Ended                Through
                                                               September 30,          September 30,         September 30,
                                                                   1999                   1998                  1999
                                                             -----------------      -----------------     ------------------
        COSTS AND EXPENSES
           General and administrative                                  127,185                483,033             1,324,002
           Asset impairment                                              5,307                      -                 5,307
           Amortization and depreciation                                 6,813                 15,356                56,876
           Interest                                                      6,848                 16,322                78,913
           Research and development                                      4,441                      -                58,783
           Abandonment of property                                           -                      -               384,917
                                                             -----------------      -----------------        --------------

                       TOTAL EXPENSES                                  150,594                514,711             1,908,798

        INTEREST INCOME                                                      -                      -                 8,227

        OTHER INCOME                                                         -                 50,000                50,000
                                                             -----------------      -----------------        --------------

        LOSS BEFORE CUMULATIVE EFFECT OF
           CHANGE IN ACCOUNTING PRINCIPLE                             (150,594)              (464,711)           (1,850,571)

        CUMULATIVE EFFECT OF CHANGE IN
           ACCOUNTING PRINCIPLE                                              -                      -                (1,042)
                                                             -----------------      -----------------        --------------

                       NET LOSS                                     $ (150,594)            $ (464,711)         $ (1,851,613)
                                                             =================      =================        ==============

        Loss before cumulative effect of change
           in accounting principle                                  $    (0.03)            $    (0.08)         $      (0.32)
                                                             -----------------      -----------------        --------------

        Cumulative effect of change in accounting
           principle                                                         -                      -                     -
                                                             -----------------      -----------------        --------------

                       NET LOSS                                     $    (0.03)            $    (0.08)         $      (0.32)
                                                             =================      =================        ==============

        SHARES USED IN THE CALCULATION OF
           NET LOSS PER SHARE                                        5,842,939              5,814,711             5,842,939
                                                             -----------------      -----------------        --------------

The accompanying notes are an integral part of these consolidated financial statements.

                   Eco-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
               CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 and 1998
                                  (UNAUDITED)

                                                                                         Deficit
                                                                                       Accumulated
                                                                       Additional       During the
                                              Common Stock              Paid-In        Development
                                     ------------------------------
                                         Shares         Par Value       Capital           Stage           Total
                                     ---------------- --------------------------------------------------------------
Balances at February 27, 1995
(inception) (unaudited)                             -              -               -                -              -

Common stock issued for cash
(unaudited)                                 3,700,497          3,700          89,015                -         92,715
                                     ---------------- -------------- --------------- ----------------  -------------

Balances at December 31, 1995               3,700,497          3,700          89,015                -         92,715

Common stock issued for cash
(unaudited)                                    94,228             94          59,906                -         60,000

Net loss (unaudited)                                -              -               -         (168,096)      (168,096)
                                     ---------------- -------------- --------------- ----------------  -------------

Balances at December 31, 1996
(unaudited)                                 3,794,725          3,794         148,921         (168,096)       (15,381)

Common stock issued for cash
(unaudited)                                   946,727            947         698,208                -        699,155

Common stock issued in
  of loan payable                              10,000             10             (10)               -              -

Net loss                                                                                     (801,109)      (801,109)
                                     ---------------- -------------- --------------- ----------------  -------------

Balances at December 31, 1997               4,751,452          4,751         847,119         (969,205)      (117,335)

Common stock issued for cash
 and stock subscription receivable            112,000            112         213,888                -        214,000

Common stock issued in
 exchange for forgiveness of debt              75,000             75         149,925                -        150,000

Common stock issued for
 services                                     897,987            898          85,632                -         86,530

Less:  Cost of services (paid with
common stock above) related to
placing common stock                                -              -         (70,480)                        (70,480)

Net Loss                                                                                     (731,814)      (731,814)
                                     ---------------- -------------- --------------- ----------------  -------------

Balances at December 31, 1998               5,836,439         $5,836       1,226,084      ($1,701,019)     ($469,099)

Issuance of common
  Stock for cash                                6,500              7          32,500                -         32,507

Cost of services related to registration                                      (8,757)                         (8,757)

Net loss                                            -              -               -         (150,594)      (150,594)
                                     ---------------- -------------- --------------- ----------------  -------------

Balances at September 30, 1999              5,842,939          5,843       1,249,827       (1,851,613)      (595,943)
                                     ================ ============== =============== ================  =============

The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                                                                 For the Period
                                                                                                               February 27, 1995
                                                                                                                  (Inception)
                                                                          Nine Months        Nine Months            through
                                                                             ended              ended            September 30,
                                                                         September 30,      September 30,             1999
                                                                             1999               1998              (Unaudited)
                                                                        ---------------   ----------------   -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                                      (150,594)          (464,711)           (1,851,613)
                                                                        ---------------   ----------------   -------------------
 Adjustments to reconcile net loss to net cash used in operating activities:
       Depreciation and amortization                                              6,813             10,465                56,876
       Abandonment of property                                                        -                  -               384,917
       Adjustment to inventory for impairment                                         -                  -                30,077
       Services received in exchange for stock                                        -                  -                16,050
       Consulting fee paid by reclassifying advances to stockholders                  -                  -               205,587
       Cumulative effect of change in accounting principle                            -                  -                 1,042
       Changes in operating assets and liabilities:
          Inventory                                                               5,307                  -              (115,484)
          Accounts receivables                                                   15,000             16,000                15,000
          Advances to stockholders                                                    -           (205,587)             (205,587)
          Other assets                                                                -             (3,957)              (77,578)
          Accounts payable and accrued expenses                                  (6,995)           (20,795)              226,937
                                                                        ---------------    ---------------   -------------------
               TOTAL ADJUSTMENTS                                                 20,125           (203,874)              537,837
                                                                         --------------     --------------   -------------------
               NET CASH USED IN OPERATING ACTIVITIES                           (130,469)          (668,585)           (1,313,776)
                                                                        ---------------    ---------------   -------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of fixed assets                                                  -                  -                16,000
  Capital expenditures                                                                -            (71,311)             (253,630)
                                                                        ---------------    ---------------   -------------------
               NET CASH USED IN INVESTING ACTIVITES                                   -            (71,311)             (237,630)
                                                                        ---------------    ---------------   -------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stockholder loans                                                10,000            (90,000)              400,000
  Proceeds from loans other                                                     100,000                  -               100,000
  Proceeds from issuance of common stock (net)                                   23,750            203,228             1,074,620
  Payment of lease obligation                                                    (3,618)            (5,209)              (22,715)
                                                                        ---------------    ---------------   -------------------
               NET CASH PROVIDED BY FINANCING ACTIVITIES                        130,132            108,019             1,551,905
                                                                        ---------------    ---------------   -------------------
NET INCREASE (DECREASE) IN CASH                                                    (337)          (631,877)                  499
CASH AT BEGINNING OF YEAR                                                           836             79,118                     -
                                                                        ---------------    ---------------   -------------------
CASH AT END OF PERIOD                                                    $          499     $     (552,759)   $              499
                                                                        ===============    ===============   ===================

The accompanying notes are an integral part of these consolidated financial statements

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                                                                 For the Period
                                                                                                               February 27, 1995
                                                                                                                  (Inception)
                                                                          Nine Months        Nine Months            through
                                                                             ended              ended            September 30,
                                                                         September 30,      September 30,             1999
                                                                             1999               1998              (Unaudited)
                                                                        ----------------   ----------------   ---------------------
SUPPLEMENTAL DISCLOSURE OF
    CASH FLOW INFORMATION:

       Cash paid for interest                                            $        39,447    $        16,322    $             73,037
                                                                        ================   ================   =====================

SUPPLEMENTAL SCHEDULE OF
    NON-CASH ACTIVITY:

       Leased equipment                                                  $             -    $             -    $             52,088
                                                                        ================   ================   =====================

       75,000 shares of common stock issued
       exchange for settlement of outstanding
       note to a stockholder                                             $             -    $       150,000    $            150,000
                                                                        ================   ================   =====================

       897,987 shares of common stock issued
       in exchange for services received (net of
       $70,480 charged to additional-paid-in capital
       as expenses of placing common stock)                              $             -    $             -    $             16,050
                                                                        ================   ================   =====================

The accompanying notes are an integral part of these consolidated financial statements

                   ECO-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED

                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (A)  BUSINESS

               ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc. has been in the development stage since its incorporation in the State of Florida on February 27, 1995. The Company's mission is to pioneer the technology, design and manufacturing of air purification equipment for the destruction of pathogens and for the efficient and effective removal of odors, allergy and asthma causing agents, pollutants and certain gases from indoor air environments.

               The consolidated financial statements include the accounts of ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc. and its wholly-owned subsidiary, Eco-Aire Marketing, Inc., collectively referred to as the "Company". Eco-Aire Marketing, Inc. is inactive and ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc.'s investment in said company has been eliminated in consolidation.

          (B)  INVENTORIES

               Inventories are stated at the lower of cost (first-in, first-out) or market and consist primarily of metal, bulbs, ballasts, machines in process and miscellaneous supplies.

          (C)  READINESS FOR YEAR 2000

               The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs having time-sensitive software would recognize a date using "00" as the year 1900 rather than the year 2000. The Company is in its development stage and does not have sophisticated computer equipment that may cause the Year 2000 issue to adversely affect its operations.

          (D)  ASSET IMPAIRMENT

               Assets are considered impaired when, based upon current information and events, it is probable that the Corporation will not realize an economic benefit from the recorded assets. Impairment is measured on an asset specific basis based upon the fair value of the assets or the discounted expected future cash flows.

          (E)  INTANGIBLE ASSETS

               In April, 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 provides guidance for the financial reporting of start-up costs and organization costs. It requires costs of

                   ECO-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED

                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

               start-up activities and organization costs to be expensed as incurred. The Company has adopted SOP 98-5 as of December 31, 1998. The effect of adopting SOP 98-5 is reported as a cumulative effect of change in accounting principle in the accompanying statement of operations. The adoption of SOP 98-5 Increased the net loss for the year ended December 31, 1998 by $1,042 ($0 per share).

          (F)  INCOME TAX

               Effective January 1, 1996, the Company, with the consent of its stockholders, elected to be treated as an "S" Corporation for income tax purposes, under which election federal and state income taxes are payable by the individual stockholders rather than the Company. Accordingly, no provision or liability for income taxes has been included in the consolidated financial statements for the year ended December 31, 1997.

               On September 30, 1998, the Company terminated its election to be treated as an S Corporation. The Company now accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax liabilities and assets of a change in tax rates is recognized in income in the period that includes the enactment date.

          (G)  EARNINGS PER SHARE

               Earnings per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS. This statement requires restatement of all prior-period EPS data presented.

               The net loss per share is computed by dividing the net loss for the period by the weighted average number of shares outstanding (as adjusted retroactively for the dilutive effect of common stock options) for the period plus the dilutive effect of outstanding common stock options and warrants considered to be common stock equivalents. Stock options and other common stock equivalents are excluded from the calculations, as their effect would be anti-dilutive. Common stock issued for nominal consideration is deemed outstanding for all historical purposes.

                   ECO-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

               Basic and diluted earnings per share amounts are equal because the Company has a net loss and consideration of the outstanding options, warrants and their equivalents would result in anti-dilutive effects to earnings per share.

               The weighted average number of shares used to compute EPS was 5,842,939 and 5,814,106 for nine months ended September 30, 1999 and 1998 respectively.

          (H)  USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made in preparation of the financial statements.

          (I)  FURNITURE AND EQUIPMENT

               The Company's furniture and equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.

          (J)  CONCENTRATIONS OF CREDIT RISK

               A major portion of the Company's business is expected to be conducted using its patented technology. Consequently, the Company's profitability may be subjected to changes in technology and its use in commerce.

          (K)  NEW ACCOUNTING PRONOUNCEMENTS

               The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") effective for the period ending December 31, 1998. SFAS No. 130 requires companies to report by major components and in total, the change of its net assets during the period from non-owner sources. The adoption of SFAS No. 130 did not have a significant effect on the Company's financial position, results of operations, or cash flow, since the Company does not have any components of comprehensive income, other than net income from operations.

               During 1998, the Company adopted Statement of Financial Accounting Standards

                   ECO-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)


NOTE 1 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

               No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements and establishes standards for related disclosures about products and services, geographic areas and major customers. The Company's air purification business is currently the only segment reportable under SFAS No. 131.

          (L)  PATENTS

               The Company has applied for several patents in connection with its technology; however, the Company has elected to expense all costs associated with obtaining these patents.

NOTE 2 -  DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN

          Since formation, the Company's operations have been devoted primarily to:

          .  Raising capital

          .  Developing its product

          .  Obtaining financing

          .  Developing its marketing plan

          Accordingly, the Company is considered to be in the development stage, as its planned production and sales have not yet commenced.

          Management's plans include the following:

          .  Commencement of production and development of new products

          .  Implementation of sales and leasing of commercial units

          .  Pursuing licensing agreements for the technology

          The Company has made progress expanding the patent coverage and marketing strategy. The Company has adopted a plan to implement certain courses of action for raising capital and marketing. The Company has also held presentations for major companies, to license the technology, sell or distribute its products.

          The Company has been in the development stage since its inception on February 27, 1995. These statements are presented on the basis that the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of

                   ECO-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)


NOTE 2 -  DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN  (CONTINUED)

          liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying consolidated financial statements, the Company has incurred net losses for the Nine Months ended September 30, 1999 and 1998. As of September 30, 1999, current liabilities exceeded current assets by $586,855.

          These factors, as well as the Company's ability to obtain additional long-term financing, adequate stockholder capital contributions, and future equity funding, create an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 -  RELATED PARTIES

          During 1997, several advances were made to certain shareholders which accrued interest at 7% per annum. During 1998, the Company entered into agreements with these shareholders for consulting services which were paid during the year through the settlement of the open advances. General and administrative expenses include $205,587 in the nine months ended September 30, 1998 relating to consulting services charged to operations as a result of canceling the loans from these individuals. In addition, $61,061 was paid to these individuals which was recorded as consulting expense during 1998. Further, $25,001 was paid to another shareholder and charged to consulting expense during the nine months ended September 30, 1998. In total, $291,649 was paid to related parties as consulting expense during the nine months ended September 30, 1998.

NOTE 4 -  FURNITURE AND EQUIPMENT

                                                            1999    1998
                                                          -------  -------
          Furniture and equipment                          $37,534  $36,055
          Less accumulated depreciation                     30,420   21,416
                                                           -------  -------

                                                           $ 7,114  $14,639
                                                           =======  =======

          Depreciation expense for the nine months ended September 30, 1999 and 1998 was $6,813 and $6,812 respectively.

NOTE 5 -  OTHER ASSETS

  Other assets consist of the following:

                                                      1999     1998
                                                     -------  -------
           Deposits                                  $ 2,755  $ 7,035
           Prepaid expenses                                -   46,466
                                                     -------  -------

                   ECO-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)




                                                       $2,755      $53,501
                                                       ======      =======

          Amortization expense for the nine months ended September 30, 1999 and 1998 was $0 and $9,194, respectively.


NOTE 6 -  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

          These accounts consist of the following:

                                                    1999            1998
                                                  --------        --------
          Accounts payable                        $182,727        $130,824
          Accrued interest                          44,211          13,871
                                                  --------        --------
                                                  $226,938        $144,695
                                                  ========        ========

NOTE 7 -  NOTES PAYABLE TO STOCKHOLDERS

          The notes payable to stockholders at September 30, 1999 and 1998 is comprised of the following:

                                                                                1999        1998
                                                                                ----        ----
          Note accruing interest at 10%; all unpaid interest and principal becomes due June, 1998, and is personally guaranteed by three of the Company's stockholders. As of December 31, 1999 this note was payable on demand and was accruing interest the default
          rate of 18%.                                                        $100,000    $100,000

          Note accruing interest at 12%; maturing the Earlier of:
          (a) the infusing of gross proceeds of $300,000 in
          additional debt or equity capital, (b) the closing of
          an initial public offering  or "reverse merger" of
          the Company into a publicly traded entity or (c)
          December 31, 1999.                                                   100,000           -

          Unsecured loan, interest accruing at 8.75% payable annually commencing December, 1996. Loan matures December, 1998 at
          which time all principal and unpaid interest is due. As of
          December 31, 1999 this note was payable on demand and was
          accruing interest the default rate of 18%.                            80,000       80,000

          Various unsecured loans, interest accruing at 15%, with maturity dates ranging from January, 1999 to March, 1999. These notes were

                   ECO-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

          renewed and now have maturity dates ranging from November,
          1999 to December, 1999.                                                70,000          50,000

          Unsecured, non-interest bearing note payable, due on demand.
          This note was repaid in January, 1999.                                    -            10,000
                                                                               --------        --------
                                                                               $350,000        $240,000
                                                                               ========        ========

NOTE 8 -  COMMITMENTS AND CONTINGENCIES

          LITIGATION

          The Company, from time to time, is a defendant in legal actions arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that those actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's financial position.

          OPERATING LEASE

          The Company entered into a lease in October, 1977 for a building in Boston. The annual rent on this building totaled approximately $47,000. The Company canceled this lease in October, 1998.

          The Company leased a factory under a one year lease for a monthly rental of $1,375. Although the factory was subsequently abandoned in August, 1997, the Company continued to make payments on this lease until February, 1998.

          Rental expense for all operating leases amounted to approximately $41,000 during 1998. As of September 30, 1999, the Company had no rent commitments.

          LEASE OBLIGATION

          In March, 1997, the Company entered into a noncancelable equipment lease totaling $52,088. The factory in which this equipment was located was abandoned during 1997. As a result, the equipment was also abandoned and its net book value is included in the $384,917 amount reported as abandonment of property for the year ended December 31, 1997 in the Company's consolidated statements of operations. The Company, however, could not cancel this lease and therefore, continues to make monthly payments.

          Future minimum lease payments under a noncancelable equipment lease consisted of the following at September 30, 1999:

          Twelve months ending September 30,
               2000         $14,615
               2001          10,418
               2002           4,340
                            $29,373
                            =======

                  ECO-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

NOTE 9 - DESIGN AND CONSULTING AGREEMENT

          During 1997, the Company entered into a design and consulting services agreement with a third party. The Company shall pay a royalty of $1 for each unit sold for a period of five years, commencing on the date of first sale. The Company will pay the same $1 royalty for an additional 45 years with respect to sales of the original product made by the Company to customers introduced to the Company by this firm.

NOTE 10 - STOCKHOLDERS' DEFICIT

  LOSS PER SHARE

          Loss per share is computed by dividing net loss by the weighted average number of outstanding shares of common stock. Net loss per share for the periods presented does not include the effects of stock options and warrants because their effects would be anti-dilutive.

          The following table sets forth the computation of net loss per share:

                                                                                                               For the Period
                                                                                                                February 27,
                                                                        Nine months         Nine months             1995
                                                                           Ended               Ended            (inception)
                                                                       September 30,       September 30,          through
                                                                           1999                 1998              9-30-99
                                                                           ----               ----                -------

          Net loss                                                     $ (150,594)          $ (464,711)       $(1,851,613)
                                                                       ==========           ==========        ===========
           Weighted average common shares
            outstanding used in computing basic
            net loss per share                                          5,842,939            5,814,106          5,842,939
                                                                       ==========          ===========       ============

          Net loss per share                                           $    (0.03)         $    (0.08)       $     (0.32)
                                                                       ==========          ==========        ===========


          During 1997, the Company amended its articles of incorporation and changed the capital structure from common stock authorized of 1,000 shares with a par value of $1, to 10,000,000 shares of common stock authorized with a par value of $.001 and also authorized preferred stock of 5,000,000 shares with a par value of $.001. During 1997, the Company effectuated two stock splits, a 2,000 for 1 stock split and a
          3.60266 for 1 stock split, for its common stock. The statement of stockholder's deficit reflects the effect of these stock splits and change in par value retroactively.

          During 1995 the Company issued 2,812,378 shares of common stock for $92,715 and 888,121 shares of common stock for services rendered by certain professionals.

          During 1996, the Company issued 94,228 shares of common stock for $60,000. An

                  ECO-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)


          additional 947,160 shares of common stock was issued during 1997 for $699,155. Also during 1997, 10,000 shares of common stock were issued in consideration of a note payable.

          During 1998, the Company issued 112,000 shares of common stock for a stock subscription receivable of $15,000 and $199,000 in cash. The Company also issued 75,000 shares of common stock in exchange for forgiveness of a $150,000 debt.

          During 1998, 897,987 shares of common stock were issued in exchange for services provided to the Company. These shares were issued and recorded at $86,530, the market value of the services received. This amount includes 737,487 shares issued for services related to costs of fees for placing the common stock. The market value of the placement fees totaled $70,480 and are reflected as a direct reduction of additional paid-in capital in the consolidated statements of stockholders' deficit.

          None of these shares were sold through National Association of Securities Dealers, Inc (NASD) Broker/Dealers, nor were any commissions paid for these shares. None of the shares issued for services have been issued for future sales of stock.

NOTE 11 - IMPAIRED ASSETS

          Based upon a review, on an asset specific basis, of the September 30, 1999 carrying values, management recognized impairment of a previously recorded asset of $5,307, which is included in general and administrative expenses in the accompanying statement of operations.

          Patents (including design and development costs) previously recorded as assets during 1996 and 1997 were superceded by new patent applications made during 1998. This made the previously recorded amounts impaired as the market value of the patents was reduced to $0 and no future cash flows could reasonably be expected from those patents.

          Royalty assets, representing prepayment of future royalties due to the Company's manufacturing, design and marketing firm were considered to have uncertain expected future value. The prepaid royalties have no market value and future cash flows from those royalties are uncertain.

NOTE 12 - FAIR VALUE

          The Company has estimated the fair value of its financial instruments at December 31, 1998 and 1997, as required by Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments." The carrying values of cash, accounts receivable, stock subscription receivable, accounts payable and accrued expenses and debt are reasonable estimates of their fair values.

                  ECO-Rx, Inc. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)


NOTE 13 - INCOME TAXES

          The Company has federal and state net operating loss carryforwards as follows:

          Period Ending          Federal       State     Year of Expiration
          -------------          -------       -----     ------------------

          December 31, 1998      $507,543     $507,543           2018
          September 30, 1999      150,594      150,594           2019

          The components of deferred tax assets and liabilities arise primarily from the net operating loss reflected above.

          The Company's total deferred tax liabilities, deferred tax assets and deferred tax asset valuation allowances at September 30, 1999 are as follows.

          Total Deferred Tax Asset    $223,767

          Less Valuation Allowance     223,767
                                      --------

          Net Deferred Tax Asset      $      0
                                      ========

          The Company provides a 100 percent valuation allowance for any deferred tax asset which is attributable to unused net operation loss carryforwards. Generally accepted accounting principles require a valuation reserve only if it is more likely than not that some portion or all of a deferred tax asset will not be realized.

NOTE 14 - SUBSEQUENT EVENTS

          In February, 2000, the Company paid $5,000 in interest to extend the $100,000 and $80,000 notes payable to David Mack. These two notes are now payable upon demand.

          Various unsecured 15% notes totaling $50,000 were renewed through June and July 2000.

                                   PART III


Item 1.  Index to Exhibits

Exhibit No.  Description

3.1          Articles of Incorporation, as amended*

3.2          Bylaws*

4.1          Form of common stock certificate*

10.1         Consulting Agreement with Fitch, Inc. dated
             January 17, 1997*

             * previously filed by ECO-Rx, Inc. in this Registration Statement
               (Form 10-SB, 0-28117)

Item 2.      Description of Exhibits

             None.

                                  SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ECO-Rx, Inc.


Dated: April 21, 2000                   By: /s/  Joseph M. Peiken
                                            ----------------------------------
                                            Joseph M. Peiken
                                            Vice President, Chief Financial
                                            Officer and Director